[WSGR Letterhead]
June 22, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs Mr. Jay Ingram Ms. April Coleman Ms. Anne Nguyen

Re:	Omniture, Inc. Registration Statement on Form S-1/A Amendment Filed: June 22, 2006 (File No. 333-132987)
Ladies and Gentleman:
     On behalf of Omniture, Inc. (the “Company”), we respectfully submit this letter relating to Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-132987) filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2006.
     The Company is concurrently filing via EDGAR Amendment No. 4. For the convenience of the Staff (the “Staff”) of the Commission, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 4.
     At the request of the Staff, a brief description of the changes made in Amendment No. 4 as compared to Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is set forth below.
1.	The Company has included a revised calculation of registration fee table which calculates the Commission registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The previous Commission registration fee was determined pursuant to Rule 457(o) promulgated under the Securities Act.
2.	The Company has updated the disclosure in the Registration Statement related to the effectiveness of the previously disclosed, anticipated reverse stock split of the Company’s capital stock, which the Company effected on June 20, 2006.

Securities and Exchange Commission
June 22, 2006

3.	The Company has identified Mr. Michael Dodd as a key employee of the Company (but not an executive officer). Mr. Dodd is the Company’s recently hired Senior Vice President, Corporate Development.
4.	The Company has filed, as exhibits to the Registration Statement, the Employment and Change of Control Agreements for the Company’s “named executive officers.” The Company has also made minor updates to the disclosure in the Registration Statement related to these agreements. The Company previously disclosed the material terms of these agreements in Amendment No. 3.
5.	The Company has updated the disclosure in the Registration Statement to reflect its recent payment of the scheduled $1.5 million quarterly license fee pursuant to the terms of the Settlement and Patent License Agreement by and between NetRatings, Inc. and the Company (the “Settlement Agreement”). The Company previously filed the Settlement Agreement as Exhibit 10.9 to the Registration Statement and Amendment No. 3 contained a reference to the fact this payment was scheduled to be made.
6.	The Company has updated the disclosure in the Registration Statement to reflect stock option grants and exercises subsequent to March 31, 2006.
7.	The Company has filed updated versions of Exhibits 3.2B and 4.1 to the Registration Statement.
8.	The Company has updated the disclosure in the Registration Statement regarding its expectations with respect to the availability of net operating loss and tax credit carry forwards in future periods.
9.	The Company has updated to the disclosure in the Registration Statement to reflect that one additional customer has received correspondence from a third party alleging, among other things, that this customer’s online activities, including the use of the Company’s services, infringe its patents.
     Further, at the request of the Staff, the Company supplementally confirms to the Staff that the reference and limitation to Delaware General Corporation Law contained in the legality opinion set forth as Exhibit 5.1 to the Registration Statement encompasses the statutes of Delaware, its constitution and reported judicial decisions interpreting those laws.

Securities and Exchange Commission
June 22, 2006

     Please direct your questions or comments regarding the Registration Statement to the undersigned at (801) 993-6420 or to Robert G. O’Connor of this office at (801) 993-6412. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ J. Randall Lewis
J. Randall Lewis

Enclosures

cc (w/o encl.):	Joshua G. James
Michael S. Herring
Shawn J. Lindquist, Esq.
Patrick E. Kelliher
Omniture, Inc.
John V. Roos, Esq.
Patrick J. Schultheis, Esq.
Robert G. O’Connor, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
David R. Jolley
Chris Anger
Mark D. Peterson
Nigel Martin
Ernst & Young LLP
Gordon K. Davidson, Esq.
Laird H. Simons, III, Esq.
Jeffrey R. Vetter, Esq.
Robert B. Dellenbach, Esq.
Fenwick & West LLP